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                                                                  APRIL 3, 2015

                         METLIFE INSURANCE COMPANY USA
                        FORM S-3 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                              FILE NO. 333-201857

            MEMORANDUM RESPONDING TO COMMISSION STAFF ORAL COMMENTS
                             DATED MARCH 31, 2015
           PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

                               -----------------

   Set out below are responses to oral comments received from Sonny Oh of the Securities and Exchange Commission ("Commission") staff on March 31, 2015 relating to the registration statement (the "Registration Statement") under the Securities Act of 1933 on Form S-3 filed with the Commission by MetLife Insurance Company USA ("MetLife") on February 4, 2015 for "Fixed Annuity."

1. STAFF COMMENT:
   --------------

PLEASE CONFIRM THAT THE REFERENCES TO METLIFE INSURANCE COMPANY OF CONNECTICUT HAVE BEEN UPDATED AS APPLICABLE TO METLIFE INSURANCE COMPANY USA.

   RESPONSE:
   ---------

   Comment complied with and conforming changes were made in the disclosure.

2. STAFF COMMENT:
   --------------

(A) RECONCILE THE DISCLOSURE REGARDING THE TAX MARKETS THE PRODUCT IS AVAILABLE IN WITH DEFINITION OF QUALIFIED PLAN IN THE GLOSSARY AND THE TAX DISCLOSURES IN THE PROSPECTUS.

   RESPONSE:
   ---------

   Comment complied with. SEE the cover page, page 4 and page 20 of the marked courtesy copy of the Pre-Effective Amendment No. 1 to the Registration (the "Amendment") that will be filed on April 10, 2015.

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(B) PLEASE CLARIFY THAT UNDER AN ALLOCATED CONTRACT, CASH VALUE RECORDS ARE
KEPT INDIVIDUALLY FOR YOU.
     ------------

   RESPONSE:
   --------

   Comment complied with. SEE cover page of the Amendment.

3. STAFF COMMENT:
   -------------

PLEASE CONFIRM THAT THE USAGE OF THE TERM "CASH CONTRACT VALUE" ON PAGE 6 UNDER THE HEADING "INSURANCE COMPANY - RISK" IS CORRECT.

   RESPONSE:
   --------

   Comment complied with. The sentence has been revised to use the defined term "Cash Value." SEE page 6 of the Amendment.

4. STAFF COMMENT:
   -------------

PLEASE REPLACE THE DELETED LANGUAGE REGARDING CIVIL UNIONS WITH THE UPDATED LANGUAGE REGARDING THE DEFINITION OF SPOUSES FOR PURPOSES OF THE INTERNAL REVENUE CODE.

   RESPONSE:
   --------

   The discussion of the definition of the term "spouse" for Internal Revenue Code purposes typically appears at the beginning of the tax section in MetLife registered insurance products. SEE page 20 of the Amendment.

5. STAFF COMMENT:
   -------------

PLEASE EXPLAIN WHETHER THE WAIVER OF THE "MARKET ADJUSTED VALUE CALCULATION" DELETED UNDER THE HEADING "SECTION 403(B) PLAN TERMINATIONS" APPLIES TO EXISTING CONTRACT OWNERS AND, IF YES, THE BASIS FOR DOING SO.

   RESPONSE:
   --------

   In the interest of plain "English" the disclosure in the second paragraph under the heading "Section 403(b) Plan Terminations" was revised to better focus on what happens in the event of a Section 403(b) plan level termination rather than activity by a "Participant." There has been no change in any underlying contract provision or when a Market Value Adjustment applies. See page 7 of the Amendment.

6. STAFF COMMENT:
   -------------

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(A) UNDER THE HEADING "SECTION 403(B) COLLATERALIZED LOANS," DISCLOSE THE
DOLLAR AMOUNT OF THE LOAN LIMIT.

   RESPONSE:
   --------

   Comment complied with. SEE page 10 of the Amendment.

(B) DISCLOSE WHERE INFORMATION REGARDING THE CURRENT RATE OF INTEREST IS AVAILABLE.

   RESPONSE:
   --------

   Comment complied with. SEE page 10 of the Amendment.

7. STAFF COMMENT:
   -------------

PLEASE CONFIRM THAT THE "FEDERAL TAX CONSIDERATIONS" SECTION HAS BEEN UPDATED.

   RESPONSE:
   --------

   MetLife confirms that the "Federal Tax Considerations" section has been updated appropriately.

8. STAFF COMMENT:
   -------------

(A)PLEASE UPDATE THE INCORPORATION BY REFERENCE DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF ITEM 12(C)(1-2) IN FORM S-3

   RESPONSE:
   --------

   Comment complied with. SEE page 27 of the Amendment.

(B)PLEASE CONFIRM THAT THE TELEPHONE NUMBERS IN THE INCORPORATION BY REFERENCE SECTION ARE CORRECT.

   RESPONSE:
   --------

   MetLife confirms the telephone numbers are up to date.

9. STAFF COMMENT:
   -------------

PLEASE CONFIRM THAT THE APPLICABLE EXHIBITS REQUIRED BY ITEM 16 OF FORM S-3 HAVE BEEN FILED.

   RESPONSE:
   --------

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   MetLife confirms that all applicable exhibits will be filed.

10. STAFF COMMENT:
    -------------

PLEASE FILE THE REQUESTED "TANDY" REPRESENTATIONS WHEN FILING THE AMENDMENT.

   RESPONSE:
   --------

   Comment complied with. MetLife will file via EDGAR a standard "Tandy" letter along with the Amendment.

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